July 10, 2019 VIA EDGAR & E-MAIL United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Ms. Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance

Dear Ms. Blye:

On behalf of our client, Allot Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated June 28, 2019 (the “Comment Letter”) with respect to the above-referenced filing of the Company under the Securities Exchange Act of 1934, as amended. For ease of reference, the comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.  The information included herein has been provided to us by management of the Company.

Comment

1.
Your website provides a section on supported protocols which includes an entry dated October 19, 2015 for the Allot DART Protocol Pack, and it states that you refined certain VPN applications including Freegate which is used by millions in several countries including North Korea. Third party websites continue to state that Freegate is used in North Korea. Also, the transcript of your fourth quarter 2018 earnings call quotes your Chief Executive Officer as stating that Vodafone is one of your largest security customers, and that in December Telefonica launched their service in Spain based on the Allot NetworkSecure product. Those companies appear to offer telecommunications services in Syria and Sudan. Syria, Sudan and North Korea are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, and with North Korea since November 20, 2017, the date that it was designated, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements.

United States Securities and Exchange Commission
July 10, 2019
Response:

The Company derives a significant portion of its revenue from direct sales to large mobile and fixed-line communication service providers (“CSPs”) such as Vodafone and Telefonica (“Direct Sales”), and derives the remainder of its revenue from sales made through a network of channel partners (“Indirect Sales”) consisting of distributors, resellers, original equipment manufacturers (OEMs) and system integrators (each, a “Channel Partner”).  In 2018, the Company derived approximately 52% of its revenues from Direct Sales and approximately 48% from Indirect Sales.

The Company has adopted a Trade Control Compliance Policy (the “Policy”) that prohibits all Direct Sales and Indirect Sales to, and other illicit activities with, sanctioned countries, entities and persons.  The Policy sets forth various procedures that the Company follows in connection with its implementation.

The Company and its subsidiaries did not and do not make Direct Sales to any entity or individual in Syria, Sudan, or North Korea and do not anticipate doing so in the future. Moreover, the Company has not entered into any agreements, commercial arrangements or other contracts with the governments of Syria, Sudan, or North Korea, or entities controlled by those governments, and it does not anticipate doing so in the future.

In connection with Indirect Sales, consistent with the Company’s policies, none of the Company’s contracts with its Channel Partners authorize or contemplate any activities with Syria, Sudan, or North Korea, and the Company does not intend to authorize any Channel Partner to engage in such activities with those countries in the future. The Company is not aware of any Channel Partner making Indirect Sales to entities or individuals in those countries.

The Company’s products, which incorporate the Allot DART Protocol Pack, employ multiple deep packet inspection (DPI) and analytical methods to identify network traffic by subscriber, application, device and network topology.  Among other things, this enables service providers and enterprises to optimize network bandwidth that different types of applications consume.  “Freegate” is a third-party software product and one of many tens of different network protocols that the Company’s products can identify.  Identifying different network protocols allows the Company’s customers – generally large CSPs – to quantify the network bandwidth consumed by parties using Freegate.  The Company has no involvement whatsoever in the use or distribution of Freegate.  The Company therefore has no direct or indirect involvement with parties located in North Korea arising from the detection of Freegate use by the Allot DART Protocol Pack.

Vodafone and Telefonica are significant customers of the Company.  Both Vodafone and Telefonica use the Company’s products to monitor and regulate internet traffic on their networks for safety, optimization and billing purposes.  In the case of both Vodafone and Telefonica, the Company’s sales are made pursuant to a framework agreement pursuant to which the Company’s products are installed for specific projects within identified countries, none of which are sanctioned countries.  In addition, the Company’s products require corresponding network infrastructure and ongoing support and maintenance services provided by the Company in order to function and neither Vodafone nor Telefonica, to the Company’s knowledge, operates network infrastructure in sanctioned countries.  The Company therefore has no direct or indirect involvement with parties located in Syria or Sudan arising from the use by Vodafone or Telefonica of the Company’s products.

United States Securities and Exchange Commission
July 10, 2019

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc:	Rael Kolevsohn, Vice President and General Counsel, Allot Ltd.